Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Penn West Petroleum Ltd. (“Penn West” or the “Company”)

Penn West Plaza

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change

October 4, 2016.

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Penn West on October 4, 2016 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Penn West is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On October 4, 2016, Penn West announced that David French will be joining the company as President and Chief Executive Officer and will join the Board of Directors with effect from October 24, 2016 succeeding Dave Roberts who has been in the role since June, 2013. Mr. Roberts will continue to lead Penn West in October working with Mr. French and the Board of Directors to ensure a seamless leadership transition.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On October 4, 2016, Penn West announced that David French will be joining the company as President and Chief Executive Officer and will join the Board of Directors with effect from October 24, 2016 succeeding Dave Roberts who has been in the role since June, 2013.

Mr. French, 47, most recently served as President and CEO of Bankers Petroleum Ltd., a Calgary-based publicly-traded oil and gas company with operations in Southeastern Europe. Mr. French successfully led the operational and commercial growth of the enterprise over his tenure. He has worked a wide range of reservoir rock types, and primary, secondary and tertiary development throughout Canada, the lower 48 United States and Europe. Prior to joining Bankers in 2013, Mr. French held several executive roles at Apache Corporation including Regional Production Manager for the western Canadian business, and Global Vice President of Business Development. Earlier in his career Mr. French worked for McKinsey & Co. in energy consulting and built his career in the Permian Basin for Amoco Production Company (now BP). Mr. French holds a Bachelor’s degree in mechanical engineering from Rice University and an MBA from Harvard Business School.

Mr. Roberts will continue to lead Penn West in October working with Mr. French and the Board of Directors to ensure a seamless leadership transition.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Penn West who is knowledgeable about the material change and this report is:

David Dyck, Senior Vice President and Chief Financial Officer

Telephone: (403) 777-2500

9.	Date of Report

October 5, 2016

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that Mr. French will join the company as President and Chief Executive Officer and the Board of Directors with effect from October 24, 2016 and that Mr. Roberts will continue to lead Penn West in October working with Mr. French and the Board of Directors to ensure a seamless leadership transition.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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